ATHEROGENICS 2006 ANNUAL REPORT

INC


07052883

Seizing Opportunities



AR/S

P.E.
12-31-06

The results of the Aggressive Reduction of Inflammation Stops Events (ARISE) Phase III clinical trial for AGI-1067 revealed new opportunities for the anti-oxidant, anti-inflammatory compound. While AGI-1067 did not meet the composite primary endpoint, it achieved a number of pre-specified secondary endpoints in coronary artery disease (CAD) and diabetes.

Oxidative stress and inflammation play an important role in both CAD and diabetes, which combined, impact over 250 million people worldwide. AtheroGenics is encouraged by the ARISE data and the potential of AGI-1067 to improve patient outcomes in CAD and in diabetes, and the Company plans to continue development of this promising drug candidate.

[SHAREHOLDERS' LETTER]

Dear Shareholders:

Since its inception in 1993, AtheroGenics has carried forward the notion that chronic inflammation is the key driver underlying disease processes that lead to coronary artery disease (CAD). As we brought our lead compound AGI-1067 through development for the treatment of atherosclerosis, we remained convinced that this agent held promise for redefining how CAD is currently treated. Based on Phase III clinical trial results that were reported in March 2007, we continue to believe that AGI-1067 holds considerable promise to become an important therapeutic agent.

Although the headline of our announcement on the results of the ARISE trial stated we missed our composite primary endpoint, one only had to look a little bit closer to see that AGI-1067 produced positive results in several important pre-defined endpoints. One of these endpoints was a composite of "hard" atherosclerotic clinical events, which are the most severe repercussions of heart disease, composed of cardiovascular death, cardiac arrest, myocardial infarction (heart attack) and stroke. These are the events that are most concerning to clinicians and regulators alike. Perhaps most noteworthy was the fact that these improvements were seen in patients already receiving optimal therapy, and who came into the study with well-controlled risk factors, such as blood pressure and cholesterol. In addition, there were also improvements in the key diabetes parameters of new onset diabetes and glycemic control.

When we began the ARISE trial more than three years ago, we included the diabetes endpoints in the ARISE study because there exists compelling scientific rationale for activity by AGI-1067 in that disease state. Scientific literature clearly links oxidative stress and inflammation to the pancreatic damage



Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer

We are encouraged by the results of our ARISE study, and pending the complete analysis of the data, we will identify the most appropriate next steps in the AGI-1067 development program. Our goal is to make this unique drug candidate available to physicians and patients.

that is a precursor to type-2 diabetes. We believe that AGI-1067's ability to down regulate oxidative stress and inflammation may have played a role in reducing the incidence of new onset diabetes and improving glycemic control in patients who have previously progressed to a diabetic condition. As we investigate developmental options for AGI-1067 in the wake of the ARISE trial, this ability to improve the condition of patients with diabetes is a key opportunity that is being explored.

AGI-1067 and its potential impact on CAD CAD is the leading cause of morbidity and mortality in Western societies, claiming more lives each year than all forms of cancer combined. It is estimated that CAD takes the lives of more than 7 million people each year. And, it's on the rise, having become a true pandemic that knows no boundaries, and reminding us that there is an urgent unmet need among this expanding patient population.

Despite a broad range of therapeutic choices in the cardiovascular market, there has been limited recent advancement made in the field of CAD treatment. Indeed, most of the cardiovascular medications commonly prescribed today target CAD risk factors versus directly targeting the disease itself. Established cholesterol-lowering therapies such as statins are important, with proven ability to prevent cardiac events by about one-third. The fact remains, however, that even when optimum treatment goals are achieved with established therapies for cardiovascular disease such as statins, the likelihood of having a serious cardiac event, such as a heart attack, is only reduced by about 30%. That means that roughly seven out of ten people who were going to have a serious cardiac event will still have that event, despite being treated with a statin.

Worldwide, treatment of cardiovascular diseases and their risk factors remains inadequate for most patients. There exists a need for a new therapeutic breakthrough to treat CAD and in particular atherosclerosis, one such as AGI-1067 that targets and intervenes in the inflammatory process that alters the biology of the artery wall.

The ARISE Trial In 2006, we completed our multi-national ARISE Phase III clinical trial of AGI-1067. The ARISE clinical trial design has been endorsed by leading cardiology thought leaders as a state-of-the-art clinical trial, providing a high baseline standard of care for patients who participated in the trial.

Enrolling more than 6,000 patients, the trial was conducted in over 250 clinical sites in the United States, Canada, the United Kingdom and South Africa. ARISE was a clinical outcomes trial, designed to evaluate whether AGI-1067 further reduces the risk of serious cardiac events in patients receiving current standard of care medications, as compared to those who received current standard of care medications and placebo.

Clinical studies that enroll thousands of patients are typically the realm of much larger pharmaceutical companies. Our Clinical Development and Regulatory Affairs teams worked hard in managing this study and I would like to take this opportunity to thank them for all of their efforts as they conducted the ARISE trial activities during the last three years.

Not surprisingly, there has been significant interest from the medical community in the results of the ARISE trial, because of the potential of AGI-1067 to significantly improve atherosclerotic diseases in a fundamentally new way. We are continuing to conduct further analyses of the data and will work with the study's co-principal investigators, Jean-Claude Tardif, M.D., Director of Research; Professor of Medicine, Montreal Heart Institute, University of Montreal, and Marc A. Pfeffer, M.D., Ph.D., Professor of Medicine, Harvard Medical School; Cardiologist at Brigham and Women's Hospital, to subsequently publish the full results in a peer-reviewed medical journal as soon as possible.

Our Financial Position We entered 2007 in a strong financial position, with approximately $152 million in cash, providing us with both the necessary resources to help bring AGI-1067 to market and the flexibility to expand our product portfolio with new compounds targeting chronic inflammatory diseases with unmet medical needs. Being mindful of our available financial resources is one of the key factors that we are taking into account as we conceive the development plan for AGI-1067 going forward.

Strengthening our Board In 2006, we were pleased to announce that Sam Barker, Ph.D. and Margaret "Peg" E. Grayson were elected to the AtheroGenics Board of Directors, bringing a wealth of diversified experiences. The Company will surely benefit from Dr. Barker's insight and 30-years of experience overseeing pharmaceutical development and commercialization at Bristol-Myers Squibb, culminating as President of its U.S. Pharmaceutical Group. In addition, Ms. Grayson's strong operational and financial expertise will be particularly beneficial as we continue our path in transitioning from an R&D organization to a commercially focused pharmaceutical business.

The Year Ahead As we look toward 2007 and beyond, we are excited about the opportunities and are prepared for the challenges that lie ahead. We are encouraged by the results of our ARISE study, and pending the complete analysis of the data, we will identify the most appropriate next steps in the AGI-1067 development program. Our management team is sharply focused on this objective. We believe that we have a number of development options available to us and plan to continue the development of AGI-1067, with the goal of making this unique drug candidate available to physicians and patients.

We will continue to pursue strategic in-licensing opportunities to strengthen our product pipeline and complement our research efforts, while advancing our internal preclinical compounds into development.

AtheroGenics is comprised of exceptionally talented and committed employees who have been central to our success to-date. I am honored to be working with all of you in this effort to meaningfully impact unmet medical needs.

I'd like to thank all of the ARISE patients and clinicians for their participation in this very important clinical study. I'd also like to extend our thanks to AtheroGenics' shareholders for their continued support of the company. We continue to believe in the possibilities that lie ahead for AtheroGenics and our potential to emerge as an industry leader.

We look forward to sharing with you the Company's future progress.

Sincerely,



Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer



[CAD—THE CONDITION] *An aging population, high fat diets, elevated blood pressur[illegible] moking and diabetes are all risk factors that contribute to the growing prevalen[illegible] of coronary artery disease (CAD) worldwide. CAD, or atherosclerosis, is caused b[illegible] oxidative stress and inflammation in the blood vessels of the heart, which eventu-ally leads to the development and progression of fatty deposits known as plaque i[illegible] he arteries. When plaques become fragile and rupture, clots may form in the bloo[illegible] tream, leading to a heart attack, stroke or death.*



Nanette K. Wenger, M.D., M.A.C.P., F.A.C.C., F.A.H.A.
Professor of Medicine, Division of Cardiology, Emory University School of Medicine, Atlanta, Georgia

Dr. Wenger is Professor of Medicine in the Division of Cardiology at the Emory University School of Medicine. She is Chief of Cardiology at Grady Memorial Hospital, and a Consultant to the Emory Heart and Vascular Center.

Q: *How is CAD treated today?*

A: The approaches to treating CAD depend on a patient's symptoms and the severity of the disease, but life style changes form the core of a treatment program. These can include maintaining a healthier body weight through control of caloric intake and regular exercise; eating a heart healthy diet low in saturated fats, cholesterol and trans fat; reducing sodium to keep hypertension under control; strict control of diabetes; and quitting smoking. Although effective lifestyle modifications can significantly reduce CAD risk, many patients will require pharmacologic therapies to adequately address the multiple factors that contribute to global risk.

Q: *What drugs are used today as treatments for CAD?*

A: A number of medications help control the multiple risk factors that contribute to the risk of CAD. These can be prescribed to lower LDL (the bad) cholesterol, lower blood pressure, reduce the workload on the heart, or decrease the likelihood that blood platelets will initiate clotting. Usually a combination of two or more of these classes of drugs are used to treat patients with moderately severe CAD. As the disease progresses, these medications may not be enough. The deleterious effect of atherosclerosis on artery health and serious obstruction to blood flow to heart muscle may require performance of an invasive procedure, such as coronary angioplasty, to open narrowed coronary arteries and improve the blood flow to the heart.

Q: *Do any of the current medications prevent plaque formation?*

A: Current CAD therapies were developed to address the individual risk factors of the disease rather than the underlying cause. Cholesterol lowering agents, such as statins, lower levels of LDL that contribute to plaque formation. Some may also raise the level of HDL (good) cholesterol, which acts as a scavenger to remove cholesterol released by tissues and carry it to the liver.

Q: *Isn't lipid management the key element in the management of CAD risk?*

A: The benefit obtained with standard therapies targeting LDL is impressive yet incomplete for many. Statins are the most effective therapies available for the reduction of elevated levels of LDL. Results from large-scale, placebo-controlled studies have consistently demonstrated a reduction of CAD risk by 25 to 30 percent with statin therapy. Study results, however impressive, suggest that there is a plateau beyond which statin monotherapy may be unable to further improve outcomes.

Q: *If plaque is made up of cholesterol, why wouldn't a cholesterol-lowering agent prevent its formation?*

A: These agents can't prevent plaques, but have demonstrated the ability to halt the progression of plaque in clinical studies. Importantly, plaque instability and the associated vulnerability of inflamed plaques to rupture are of great concern. Approximately 60 to 70 percent of heart attacks are caused by plaque rupture.

Q: *Are there any approved drugs that target vascular inflammation directly?*

A: Vascular inflammation represents the "final common pathway" for many disease processes and thus represents the "ultimate therapeutic target" for pharmacologic intervention. It is necessary to cultivate novel therapeutic targets to complement the existing ones if we are to address the residual unmet need in treating atherosclerosis. No currently approved drugs directly target inflammation of the artery wall.



[THE GLOBAL IMPACT OF CAD] *Coronary artery disease is now the leading cause of death in the world. It is on the rise in the developing world, and has become a true pandemic that respects no borders.*

It is estimated that at least 20 million people survive heart attacks and strokes every year. At least one-third of the world population is currently at high risk of major cardiovascular events; an estimated 1.3 billion because of tobacco use, 1 billion because of being overweight and at least another 1 billion because of elevated blood pressure, blood cholesterol or diabetes. The risk associated with these factors does not occur across arbitrary thresholds, but in a continuum extending across almost all levels seen in different populations.

The time lag effect of risk factors for CAD means that the full effect of past exposure to behavioral risk factors, especially among children, will only be seen in the future. Unless preventive and novel treatment efforts are embraced worldwide, the global burden of CAD death and disease will continue to rise.

CAD and its Impact on a Patient's Quality of Life

CAD is characterized by the presence of atherosclerosis in the coronary arteries. Atherosclerotic plaques, the hallmark of atherosclerosis, often develop over decades and can go virtually unnoticed. As atherosclerosis progresses and the coronary arteries begin to narrow, the heart receives less blood. Symptoms can include shortness of breath, extreme fatigue with exertion and swelling in the feet and ankles. Eventually, this diminished blood flow may cause chest pain (angina). The pain is usually triggered by physical or emotional stress and typically goes away within minutes after stopping the stressful activity. Because of the intermittent and sometimes unpredictable pattern of chronic angina, patients must often downscale their lives to avoid attacks, which in turn may lead to reduced productivity in the workplace and increased bouts of depression.The symptoms of CAD in women can be different. When women have angina, they are more likely than men to experience a hot or burning sensation, or a fleeting sharp pain in the abdomen, back or arm, rather than chest pain.

If a coronary artery becomes completely blocked, a heart attack can occur. Once again, there is a difference in the warning signs between the sexes. Men typically experience what are perceived as the classic symptoms of a heart attack, i.e. crushing pain in the chest, pain in a shoulder or arm, and shortness of breath. Women may experience nausea, together with back or jaw pain. Then again, sometimes a heart attack occurs without any apparent signs or symptoms at all.

People who survive a heart attack have a chance of illness and death that is up to 15 times higher than that of the general population. Specifically, their risk of another heart attack, angina, heart failure and stroke is substantial.

Many CAD patients undergo a series of invasive procedures in an attempt to improve blood flow to the heart and extend their lives. Prior to enrolling in the ARISE trial, one of the study patients had suffered from daily bouts of angina. In his early 70s, this patient had received three coronary bypass surgeries, eight angioplasties, one atherectomy and one laser revascularization in a span of three years prior to entering the ARISE study.

The options currently available for treating the symptoms of CAD have drawbacks. A clear need exists for a new class of medicines that would reduce the need for these invasive procedures and their associated procedural risks and lengthy recovery times.



[**ABOUT AGI-1067**] *AGI-1067 is a once-daily, investigational oral medication and the first anti-inflammatory anti-oxidant cardiovascular drug candidate studied to treat the chronic inflammatory process that leads to heart attacks and strokes. AGI-1067 is the first in a new class of coronary artery disease therapies designed to selectively block components of the inflammation process that are central to the initiation and progression of atherosclerosis. Inflammation and oxidative stress contribute to the development and progression of atherosclerosis, which is characterized by plaque (fatty deposit) build-up inside the arterial wall. By acting directly in the artery wall, AGI-1067 is designed to intervene in the disease process that leads to plaque. When plaques rupture, clots may form leading to a heart attack, stroke or death. AGI-1067 is a unique approach that is complementary to established CAD medicines, and offers the potential of greater risk reduction in cardiovascular clinical events and related diabetes complications.*

[ABOUT ARISE]

In March 2007, AtheroGenics announced results from the ARISE Phase III study of AGI-1067. Though ARISE did not show a difference from placebo in the composite primary endpoint, the study did achieve a number of other important predefined endpoints. These endpoints included a reduction in the composite of "hard" atherosclerotic clinical endpoints, composed of cardiovascular death, resuscitated cardiac arrest, myocardial infarction (heart attack) and stroke, as well as improvement in the key diabetes parameters of new onset diabetes and glycemic control.

ARISE study findings include: Secondary "hard" endpoints In a composite of "hard" atherosclerotic endpoints, composed of cardiovascular death, resuscitated cardiac arrest, myocardial infarction (heart attack) and stroke, AGI-1067 achieved a meaningful relative risk reduction of 19 percent ($p=0.028$). A subgroup analysis indicated that this result was consistent across important sub-populations such as: patients with and without diabetes, and men and women. Furthermore, this result was irrespective of whether patients' baseline cholesterol (LDL and HDL) levels were above or below target.

Diabetes parameters Patients in ARISE taking AGI-1067 were 64 percent less likely to develop new onset diabetes ($p<0.0001$). In patients with diabetes, AGI-1067 improved glycemic control as measured by reductions in HbA1c of 0.5 percent at 12 months ($p<0.0001$). This occurred despite the fact that patients had a mean baseline HbA1c of 7.2 percent.

Safety and tolerability The most common side effect seen with AGI-1067 was diarrhea-related; however, it did not frequently result in patient discontinuation (3.3 percent vs. 0.3 percent on placebo). There was a small increase in the number of patients with abnormal liver function tests, although none of the patients showed significant elevations in a combination of liver enzymes and bilirubin that were confirmed by a repeat test at the core laboratory.

ARISE Clinical Trial Design ARISE was a Phase III, double-blind, placebo-controlled outcomes study designed to evaluate AGI-1067 in patients with recent acute coronary syndrome (ACS). The study enrolled 6,144 patients and was conducted in 261 cardiac centers in the United States, United Kingdom, Canada and South Africa. The primary endpoint in the ARISE study was to compare the effect of 300 mg of AGI-1067 to placebo on the time to first incidence of a composite of major adverse cardiovascular events (MACE), specifically cardiovascular death, resuscitated cardiac arrest, myocardial infarction, stroke, need for coronary revascularization and admission to hospital for unstable angina. The dosing period averaged approximately 24 months. All patients in the study were well-treated with the appropriate standard of care. Standard-of-care therapies included lipid lowering, blood pressure, anti-platelet and other medications.



Robert A.D. Scott, M.D.
Executive Vice President, Research and Development and Chief Medical Officer



[SELECTED FINANCIAL DATA]

The selected financial data set forth below should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in this annual report. The historical results are not necessarily indicative of the operating results to be expected in the future.

Year Ended December 31,	*2006*	*2005*	*2004*	*2003*	*2002*
Statement of Operations Data:					
Revenues:					
License fees	$ 22,916,667	$ —	$ —	$ —	$ —
Research and development	8,758,178	—	—	—	—
Total revenues	31,674,845	—	—	—	—
Operating expenses:					
Research and development	82,855,340	71,278,945	59,235,833	46,660,960	23,746,127
General and administrative	13,373,112	9,050,290	6,607,506	5,930,675	5,139,000
Total operating expenses	96,228,452	80,329,235	65,843,339	52,591,635	28,885,127
Operating loss	(64,553,607)	(80,329,235)	(65,843,339)	(52,591,635)	(28,885,127)
Interest and other income	9,175,817	6,691,965	1,447,001	1,258,216	962,040
Interest expense	(8,423,346)	(8,917,057)	(5,192,894)	(1,954,402)	(42,420)
Other expense	(3,521,236)	—	—	—	—
Net loss	$ (67,322,372)	$ (82,554,327)	$ (69,589,232)	$ (53,287,821)	$ (27,965,507)
Basic and diluted net loss per share	$ (1.71)	$ (2.19)	$ (1.88)	$ (1.49)	$ (1.00)
Shares used in computing basic and diluted net loss per share	39,383,376	37,774,203	37,070,235	35,770,994	27,978,705

The following table contains a summary of our balance sheet data as of December 31:

	2006	*2005*	*2004*	*2003*	*2002*
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 151,810,939	$182,504,523	$ 66,924,015	$131,583,928	$ 34,671,131
Working capital	118,786,367	173,164,668	59,719,811	124,848,687	30,009,013
Total assets	178,339,664	197,497,527	74,462,327	138,836,746	37,952,044
Long-term debt	286,000,000	300,053,796	100,000,000	100,083,622	572,492
Accumulated deficit	(361,997,246)	(294,674,874)	(212,120,547)	(142,531,315)	(89,243,494)
Total shareholders' (deficit) equity	(153,987,649)	(115,436,216)	(35,942,382)	30,377,006	32,493,713

[MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS]

The following discussion should be read in conjunction with our financial statements and related notes included in this annual report. In this report, "AtheroGenics," "we," "us" and "our" refer to AtheroGenics, Inc. This annual report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are subject to certain factors, risks and uncertainties that may cause actual results, events and performances to differ materially from those referred to in such statements. These risks include statements which address operating performance, events or developments that we expect or anticipate will occur in the future, such as projections about our future results of operations or financial condition, research, development and commercialization of our product candidates, expectations regarding the completion of our clinical trials and the related release of results, anticipated trends in our business, and other risks that could cause actual results to differ materially. You should carefully consider these risks, which are discussed in this annual report, including, without limitation, in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in AtheroGenics' SEC filings.

Overview

AtheroGenics is a research-based pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including coronary heart disease, organ transplant rejection, rheumatoid arthritis and asthma. We have developed a proprietary vascular protectant, or v-protectant®, technology platform to discover drugs to treat these types of diseases. Based on our v-protectant® platform, we have two drug development programs in clinical trials and are pursuing a number of other preclinical programs.

AGI-1067, our first candidate, is our v-protectant® that is most advanced in clinical development. AGI-1067 is designed to benefit patients with coronary heart disease, or CHD, which is atherosclerosis of the blood vessels of the heart. We are currently evaluating AGI-1067 in the Phase III clinical trial called ARISE (**A**ggressive **R**eduction of **I**nflammation **S**tops **E**vents) as an oral therapy for the treatment of atherosclerosis. We completed the ARISE trial in 2006 and expect to announce the results in early 2007. Assuming positive results, we plan to file an NDA with the FDA as soon as possible thereafter. In December 2005, we announced a license and collaboration agreement with AstraZeneca for the global development and commercialization of AGI-1067. Under the terms of the agreement, we received an upfront nonrefundable license fee of $50 million and, subject to the achievement of specific milestones, including a successful outcome in ARISE, we will be eligible for development and regulatory milestones of up to an aggregate of $300 million. The agreement also provides for progressively demanding sales performance related milestones of up to an additional $650 million in the aggregate. In addition, we will also receive royalties on product sales. AstraZeneca has the right to terminate the license and collaboration agreement at specified periods as further described in Item 1. "Business — Collaborations" of our Form 10-K for the year ended December 31, 2006.

AGI-1096, our second candidate, is a novel antioxidant and selective anti-inflammatory agent that is being developed to address the accelerated inflammation of grafted blood vessels, known as transplant arteritis, common in chronic organ transplant rejection. We are working with Astellas Pharma Inc. to further develop AGI-1096 in preclinical and early-stage clinical trials.

We previously were developing AGIX-4207, a v-protectant® candidate for the treatment of rheumatoid arthritis. Based on our findings, however, we have discontinued clinical development of AGIX-4207 for rheumatoid arthritis in 2004. We continue to have an active program aimed at investigating other v-protectants® in rheumatoid arthritis and are working to select another candidate to move into formal preclinical development.

We have also identified additional potential v-protectant® candidates to treat other chronic inflammatory diseases, including asthma. We are evaluating these v-protectants® to determine lead drug candidates for clinical development. We plan to develop these compounds rapidly and may seek regulatory fast track status, if available, to expedite development and commercialization.

The following table provides information regarding our research and development expenses for our major product candidates:

Year ended December 31,	*2006*	*2005*	*2004*
Direct external costs:			
AGI-1067	$ 53,136,660	$51,087,586	$38,005,867
AGIX-4207	62,770	124,224	2,142,083
Unallocated costs and other programs	29,655,910	20,067,135	19,087,883
Total research and development	$ 82,855,340	$71,278,945	$59,235,833

From inception, we have devoted the large majority of our research and development efforts and financial resources to support development of the AGI-1067 product candidate. We will retain responsibility for the ongoing ARISE clinical trial and for regulatory filings in the United States. AstraZeneca will have full responsibility for pre-commercialization activities involving AGI-1067 and will oversee all aspects of the marketing, sales and distribution of AGI-1067 on a worldwide basis. AstraZeneca will also be responsible for all non-U.S. regulatory filings. Spending for the AGI-1096 program in 2006, 2005 and 2004 was funded by our collaborative development partner, Astellas.

The nature, timing and costs of the efforts to complete the successful development of any of our product candidates are highly uncertain and subject to numerous risks, and therefore cannot be accurately estimated. These risks include the rate of progress and costs of our clinical trials, clinical trial results, cost and timing of regulatory approval and establishing commercial manufacturing supplies. These risks and uncertainties, and their effect on our operations and financial position, are more fully described above in our risk factors under the headings *Risks Related to Development and Commercialization of Our Product Candidates and Dependence on Third Parties and Risks Related to Regulatory Approval of Our Product Candidates.*

We have not derived any commercial revenues from product sales. We expect to incur significant losses in most years prior to deriving any such product revenue as we continue our research and development activities. We have funded our operations primarily through sales of equity and debt securities. We have incurred significant losses since we began operations and, as of December 31, 2006, had an accumulated deficit of $362.0 million. We cannot assure you that we will become profitable or receive any milestone-related revenues under our agreement with AstraZeneca. We expect that losses will fluctuate from quarter to quarter and that these fluctuations may be substantial. Our ability to achieve profitability depends upon our ability, alone or with others, to complete the successful development of our product candidates, to obtain required regulatory clearances and to manufacture and market our future products.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions and select accounting policies that affect the amounts reported in our financial statements and the accompanying notes. Actual results could significantly differ from those estimates. We have identified the following policies and related estimates as critical to our business operations and the understanding of our results of operations. A description of these critical accounting policies and a discussion of the significant estimates and judgments associated with these policies are set forth below. The impact of and any associated risks related to these policies on our business operations are also discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations.

Research and Development Accrual

As part of the process of preparing our financial statements, we are required to estimate expenses that we believe we have incurred, but have not yet been billed for. This process involves identifying services and activities that have been performed by third party vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Examples of expenses for which we accrue include fees for professional services, such as those provided by certain clinical research organizations and investigators in conjunction with clinical trials, and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. We make these estimates based upon progress of activities related to contractual obligations and also information received from vendors.

Revenue Recognition

We recognize revenue in accordance with the SEC's Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition in Financial Statements,* as amended by Staff Accounting Bulletin No. 104, *Revenue Recognition,* ("SAB 104"). SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements.

In accordance with SAB 104, license fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of us. In February 2006, we received a $50.0 million nonrefundable license fee in connection with our license and collaboration agreement with AstraZeneca. The upfront nonrefundable license payment will be recognized on a straight-line basis over the 24 month period that we estimate we are obligated to provide services to the licensee. In 2006, revenues were approximately $22.9 million related to the amortization of the upfront license fee from AstraZeneca.

During the third quarter of 2006, AstraZeneca engaged AtheroGenics to perform FOCUS, a follow-up Phase III clinical trial for patients who have completed ARISE. Revenues under the research and development agreement pertaining to the FOCUS clinical trial are recognized in accordance with SAB 104 and Emerging Issues Task Force ("EITF") Issue No. 99-19, *Reporting Gross Revenue as a Principal vs. Net as an Agent.* According to the criteria established by EITF Issue No. 99-19, we are the primary obligor of the agreement because we are responsible for the selection, negotiation, contracting and payment of the third party suppliers. In addition, any liabilities resulting from the agreement are the responsibility of AtheroGenics. Research and development revenues are recognized, on a gross basis, as activities are performed under the terms of the related agreement. Revenues that have not been invoiced are reflected as unbilled receivables as described in the accounts receivable note to the financial statements.

Stock Based Compensation

Effective January 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), which revises SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS 123(R) requires that companies recognize compensation expense associated with stock option grants and other equity instruments to employees in the financial statements. That expense is recognized in the statement of operations over the period during which an employee is required to provide service in exchange for the reward. Stock-based compensation expense is recorded in research and development expense or marketing, general and administrative expense depending on the employee's job function. SFAS 123(R) applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. The pro forma disclosures previously permitted under SFAS 123 are no longer an alternative to financial statement recognition. We are using the modified-prospective method and the Black-Scholes valuation model for valuing the share-based payments. We will continue to account for transactions in which services are received in exchange for equity instruments based on the fair value of such services received from non employees, in accordance with SFAS 123 and EITF Issue No. 96 18, *Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.*

Results of Operations

Comparison of Years Ended December 31, 2006 and 2005

Revenues

Total revenues were $31.7 million for the year ended December 31, 2006. The license fee revenues of $22.9 million are attributable to the license and collaboration agreement, effective January 2006, with AstraZeneca for the development and commercialization of AGI-1067. This amount represents the earned portion of the $50.0 million nonrefundable license fee that is being amortized over 24 months. The research and development revenues of $8.8 million are for services performed for AstraZeneca related to the FOCUS clinical trial. There were no revenues during 2005.

Expenses

Research and Development Research and development expenses were $82.9 million for the year ended December 31, 2006, compared to $71.3 million for the same period in 2005. The increase of $11.6 million, or 16%, is primarily due to expenditures associated with the ARISE clinical trial and the start up of the FOCUS clinical trial, which include activities for clinical drug supply, data management, study monitoring and payments to clinical investigators, and preparation for a New Drug Application filing. Also contributing to the increase was the non-cash stock-based compensation of $4.9 million, resulting from the adoption of SFAS 123(R) in January 2006.

We expect that research and development expenses in 2007 will not be more than the 2006 level. Expenses in 2007 will be primarily related to activities surrounding the FOCUS clinical trial of approximately $25.0 million, which will be fully funded by AstraZeneca, and regulatory activities related to U.S. NDA preparation.

Marketing, General and Administrative Marketing, general and administrative expenses were $13.4 million for the year ended December 31, 2006, compared to $9.1 million for the same period in 2005. The increase of $4.3 million, or 48%, is primarily due to the non-cash stock-based compensation of $4.4 million, resulting from the adoption of SFAS123(R) in January 2006 partially offset by lower professional fees associated with the license and collaboration agreement incurred in 2005.

Interest and Other Income

Interest and other income is primarily comprised of interest income earned on our cash and short-term investments. Interest and other income was $9.2 million for the year ended December 31, 2006, compared to $6.7 million for the same period in 2005. The increase was primarily a result of higher interest rates on our investments.

Interest Expense

Interest expense was $8.4 million for the year ended December 31, 2006 compared to $8.9 million for the same period in 2005. The decrease in interest expense is due to the lower aggregate principal amount of our 4.5% convertible notes outstanding compared to prior year. Our outstanding debt balance was decreased by $14.0 million in January 2006 when certain note holders elected to convert their holdings into shares of our common stock.

Other Expense

Other expense was $3.5 million for the year ended December 31, 2006. The increase in other expense is due to $3.5 million of non-cash expense related to the exchange of $14.0 million of our 4.5% convertible notes for common stock in the first quarter of 2006. There was no other expense in 2005.

Income Taxes

As of December 31, 2006, we had net operating loss carryforwards and research and development credit carryforwards of $331.9 million and $12.0 million, respectively, available to offset future taxable income. The net operating loss carryforwards and the research and development credit carryforwards will expire between 2010 and 2027. Because of our lack of earnings history, the resulting deferred tax assets have been fully offset by a valuation allowance. The utilization of the carryforwards is dependent upon the timing and extent of our future profitability. The annual limitations combined with the expiration dates of the carryforwards may prevent the utilization of all of the net operating loss and research and development credit carryforwards if we do not attain sufficient profitability by the expiration dates of the carryforwards.

Comparison of Years Ended December 31, 2005 and 2004

Revenues

There were no revenues during 2005 or 2004.

Expenses

Research and Development Research and development expenses were $71.3 million in 2005, compared to $59.2 million in 2004.

The increase of $12.0 million, or 20%, was primarily due to increased expenditures for the AGI-1067 ARISE Phase III clinical trial, including manufacturing activities for clinical drug supply, study monitoring, payments to clinical investigators and salary and personnel related expenses.

General and Administrative General and administrative expenses were $9.1 million in 2005, compared to $6.6 million in 2004. The increase of $2.4 million, or 37%, was primarily due to an increase in the cost of AGI-1067 business development activities, including legal fees for the license and collaboration agreement with AstraZeneca and market research costs. Also contributing to the increase were higher legal fees related to litigation expenses.

Interest and Other Income

Interest and other income is primarily comprised of interest income earned on our cash and short-term investments. Interest and other income was $6.7 million in 2005, compared to $1.4 million in 2004. The increase was due to the additional funds received from the issuance of $200.0 million in aggregate principal amount of 1.5% convertible notes in January 2005 along with an increase in rates on our interest bearing accounts.

Interest Expense

Interest expense was $8.9 million in 2005 compared to $5.2 million in 2004. The increase in interest expense is due to the issuance of $200.0 million in aggregate principal amount of 1.5% convertible notes in January 2005.

Income Taxes

As of December 31, 2005, we had net operating loss carryforwards and research and development credit carryforwards of $299.1 million and $9.4 million, respectively, available to offset future taxable income.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through sales of equity securities and convertible notes. At December 31, 2006, we had cash, cash equivalents and short-term investments of $151.8 million, compared with $182.5 million and $66.9 million at December 31, 2005 and 2004, respectively. Working capital at December 31, 2006 was $118.8 million, compared to $173.2 million and $59.7 million at December 31, 2005 and 2004, respectively. The decrease in cash, cash equivalents, short-term investments and working capital in 2006 is primarily due to the use of funds for operating purposes. The increase in cash, cash equivalents and short-term investments and working capital in 2005 is due to funds received from the issuance of our 1.5% convertible notes in January 2005 that raised net proceeds of approximately $193.6 million.

Net cash used in operating activities was $27.0 million in 2006 compared to $77.8 million in 2005 and $66.6 million in 2004. The decrease in the use of cash in operating activities in 2006 is primarily attributable to funding a net loss of $67.3 million, partially offset by revenue recognized in connection with the $50.0 million license fee received from AstraZeneca. The increase in the use of cash in operating activities in 2005 and 2004 is principally due to funding a net loss of $82.6 million and $69.6 million, respectively. The increase in cash needed to fund the net loss is primarily attributable to expenditures for our ARISE Phase III clinical trial for AGI-1067, as well as other ongoing product development activities. For 2007, cash expenditures for the ARISE and FOCUS clinical trials are estimated to be approximately $15.0 million and $25.0 million, respectively.

Net cash provided by investing activities was $30.4 million in 2006 compared to net cash used in investing activities of $51.7 million in 2005 and $27.1 million provided by investing activities in 2004. Net cash provided by investing activities in 2006 consisted primarily of net sales of available-for-sale securities. This was partially offset by $5.5 million to purchase equipment and leasehold improvements, which includes $3.5 million for commercial manufacturing equipment. Net cash used in investing activities in 2005 consisted primarily of net purchases of available-for-sale securities. Additionally, in 2005, $3.0 million was used to purchase equipment and leasehold improvements, which includes $1.9 million spent for commercial manufacturing equipment. Net cash provided by investing activities in 2004 consisted primarily of net sales of available-for-sales securities.

Net cash provided by financing activities was $1.7 million in 2006 compared to $196.5 million in 2005 and $2.3 million in 2004. Net cash provided by financing activities in 2006 consisted primarily of proceeds received upon exercise of common stock options. Net cash provided by financing activities in 2005 consisted primarily of $193.6 million received from the issuance of 1.5% convertible notes in January 2005. Net cash provided by financing activities in 2004 consisted primarily of the proceeds received upon exercise of common stock options.

In August 2003, we issued $100 million in aggregate principal amount of 4.5% convertible notes due 2008 through a Rule 144A private placement to qualified institutional buyers. These notes initially are convertible into our common stock at a conversion rate of 65.1890 shares per $1,000 principal amount of notes, or approximately $15.34 per share. Net proceeds were approximately $96.7 million. Interest on the 4.5% convertible notes is payable semi-annually in arrears on March 1 and September 1. As of December 31, 2006, we have recorded $1.3 million of accrued interest expense related to the notes, which is due March 1, 2007. In January 2006, we exchanged $14.0 million in aggregate principal amount of the 4.5% convertible notes for 1,085,000 shares of our common stock. From time to time, we may enter into additional exchange offers and/or purchases of these notes.

In January 2005, we issued $200 million in aggregate principal amount of 1.5% convertible notes due 2012 through a Rule 144A private placement to qualified institutional buyers. These notes are convertible into shares of our common stock at a conversion rate of 38.5802 shares per $1,000 principal amount of notes, or approximately $25.92 per share. Interest on the 1.5% convertible notes is payable semi-annually in arrears on February 1 and August 1. Net proceeds were approximately $193.6 million. As of December 31, 2006, we have recorded $1.3 million of accrued interest expense related to the notes, which is due February 1, 2007. We are using the net proceeds from the sale of the notes to fund the ongoing costs of the ARISE Phase III clinical trial for AGI-1067 and other research and development activities, including clinical trials, process development and manufacturing support, and for general corporate purposes, including working capital. Pending these uses, the net proceeds have been invested in interest-bearing, investment grade securities.

The following table summarizes our long-term contractual obligations as of December 31, 2006:

Payments Due by Period	*Total*	*2007*	*2008-2009*	*2010-2011*	*Thereafter*
Contractual obligations					
Operating leases	$ 2,830,028	$ 1,381,773	$ 1,446,500	$ 1,755	$ —
Long-term debt	286,000,000	—	86,000,000	—	200,000,000
Interest on long-term debt	21,700,000	6,870,000	8,580,000	6,000,000	250,000
Total contractual obligations	$ 310,530,028	$ 8,251,773	$96,026,500	$6,001,755	$ 200,250,000

Based upon the current status of our product development and commercialization plans, we believe that our existing cash, cash equivalents and short-term investments will be adequate to satisfy our capital needs for at least the next 12 months. However, our actual capital requirements will depend on many factors, including those factors potentially impacting our financial condition as discussed in Item 1A. *"Risk Factors"* and the following:

- the scope and results of our research, preclinical and clinical development activities;
- the timing of, and the costs involved in, obtaining regulatory approvals;
- the timing, receipt and amount of sales and royalties, if any, from our potential product candidates;
- the timing, receipt and amount of milestone and other payments, if any;
- our ability to maintain our collaborations with AstraZeneca and Astellas and the financial terms of our collaborations;
- the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs; and
- the extent to which we acquire or invest in businesses, products and technologies.

We have historically accessed the capital markets from time to time to raise adequate funds for operating needs and cash reserves. Although we believe we have adequate cash for at least the next 12 months, we may access capital markets when we believe market conditions or company needs merit doing so.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the fair value of the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then prevailing rate and the prevailing interest rate later rises, the fair value of the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to continue to maintain our portfolio of cash equivalents and short term investments in a variety of securities, including commercial paper, all of which have a minimum investment rating of A1/P1, money market funds, and government and non government debt securities. The average duration of all of our investments has generally been less than one year. Due to the short term nature of these investments, we believe we have no material exposure to interest rate risk arising from our investments.

The following table summarizes the maturity of the debt and projected annual weighted average interest rates on our convertible notes as of December 31, 2006.

	2007	*2008-2009*	*2010-2012*	*Total*	*Value as of December 31, 2006*
Long-term debt — fixed rate					
Maturity	$ —	$ 86,000,000	$200,000,000	$286,000,000	$ 246,600,000
Weighted average interest rate		4.5%	1.5%		

[BALANCE SHEETS]

December 31,	*2006*	*2005*
Assets		
Current assets:		
Cash and cash equivalents	$ 87,846,079	$ 82,831,679
Short-term investments	63,964,860	99,672,844
Accounts receivable	6,537,892	19,393
Prepaid expenses	4,038,419	2,639,900
Interest receivable and other current assets	643,097	880,799
Total current assets	163,030,347	186,044,615
Equipment and leasehold improvements, net of accumulated depreciation and amortization	9,684,965	4,108,462
Debt issuance costs and other assets	5,624,352	7,344,450
Total assets	$ 178,339,664	$ 197,497,527
Liabilities and Shareholders' Deficit		
Current liabilities:		
Accounts payable	$ 3,183,511	$ 2,188,461
Accrued research and development	11,263,164	3,946,970
Accrued interest	2,540,000	2,750,000
Accrued compensation	1,465,644	2,649,640
Accrued and other liabilities	791,661	1,344,876
Current portion of deferred revenue	25,000,000	–
Total current liabilities	44,243,980	12,879,947
Convertible notes payable and equipment loan, net of current portion	286,000,000	300,053,796
Long-term portion of deferred revenue	2,083,333	–
Shareholders' deficit:		
Preferred stock, no par value: Authorized—5,000,000 shares	–	–
Common stock, no par value:		
Authorized—100,000,000 shares; issued and outstanding — 39,452,927 and 38,143,678 shares at December 31, 2006 and 2005, respectively	207,388,894	178,771,376
Warrants	613,021	620,223
Accumulated deficit	(361,997,246)	(294,674,874)
Accumulated other comprehensive loss	7,682	(152,941)
Total shareholders' deficit	(153,987,649)	(115,436,216)
Total liabilities and shareholders' deficit	$ 178,339,664	$ 197,497,527

The accompanying notes are an integral part of these financial statements.

[STATEMENTS OF OPERATIONS]

Year Ended December 31,	*2006*	*2005*	*2004*
Revenues			
License fees	$ 22,916,667	—	—
Research and development	8,758,178	—	—
Total revenues	31,674,845	—	—
Operating expenses:			
Research and development	82,855,340	71,278,945	59,235,833
General and administrative	13,373,112	9,050,290	6,607,506
Total operating expenses	96,228,452	80,329,235	65,843,339
Operating loss	(64,553,607)	(80,329,235)	(65,843,339)
Interest and other income	9,175,817	6,691,965	1,447,001
Interest expense	(8,423,346)	(8,917,057)	(5,192,894)
Other expense	(3,521,236)	—	—
Net loss	$ (67,322,372)	$ (82,554,327)	$ (69,589,232)
Net loss per share—basic and diluted	$ (1.71)	$ (2.19)	$ (1.88)
Weighted average shares outstanding—basic and diluted	39,383,376	37,774,203	37,070,235

The accompanying notes are an integral part of these financial statements.

[STATEMENTS OF SHAREHOLDERS' (DEFICIT) EQUITY]

	Common Stock			Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' (Deficit) Equity
	Shares	Amount	Warrants				
Balance at January 1, 2004	36,763,407	$172,452,536	$950,588	$(505,708)	$(142,531,315)	$ 10,905	$ 30,377,006
Issuance of common stock for exercise of stock options at $.30 to $16.52 per share	495,265	2,783,894	–	–	–	–	2,783,894
Issuance of common stock for exercise of warrants	109,986	289,540	(289,540)	–	–	–	–
Adjustments to market value for variable stock options and warrants issued to non-employees	–	145,663	167,756	(313,419)	–	–	–
Amortization of deferred stock compensation	–	41,632	–	494,520	–	–	536,152
Net loss	–	–	–	–	(69,589,232)	–	(69,589,232)
Unrealized loss on available-for-sale securities	–	–	–	–	–	(50,202)	(50,202)
Comprehensive loss							(69,639,434)
Balance at December 31, 2004	37,368,658	175,713,265	828,804	(324,607)	(212,120,547)	(39,297)	(35,942,382)
Issuance of common stock for exercise of stock options at $.10 to $14.86 per share	727,178	2,989,844	–	–	–	–	2,989,844
Issuance of common stock for exercise of warrants	47,842	154,768	(154,768)	–	–	–	–
Adjustments to market value for variable stock options and warrants issued to non-employees	–	(27,456)	(53,813)	81,269	–	–	–
Amortization of deferred stock compensation	–	–	–	184,293	–	–	184,293
Net loss	–	–	–	–	(82,554,327)	–	(82,554,327)
Unrealized loss on available-for-sale securities	–	–	–	–	–	(113,644)	(113,644)
Comprehensive loss							(82,667,971)
Balance at December 31, 2005	38,143,678	178,830,421	620,223	(59,045)	(294,674,874)	(152,941)	(115,436,216)
Issuance of common stock for exercise of stock options at $.30 to $16.52 per share	224,249	1,762,357	–	–	–	–	1,762,357
Issuance of common stock for debt conversion	1,085,000	17,562,557	–	–	–	–	17,562,557
Adjustments to market value for variable stock options and warrants issued to non-employees	–	(5,433)	(7,202)	12,635	–	–	–
Amortization of non-employee deferred stock compensation	–	–	–	46,410	–	–	46,410
Stock-based compensation	–	9,238,992	–	–	–	–	9,238,992
Net loss	–	–	–	–	(67,322,372)	–	(67,322,372)
Unrealized loss on available-for-sale securities	–	–	–	–	–	160,623	160,623
Comprehensive loss							(67,161,749)
Balance at December 31, 2006	39,452,927	$207,388,894	$613,021	$ –	$(361,997,246)	$ 7,682	$(153,987,649)

The accompanying notes are an integral part of these financial statements.

[STATEMENTS OF CASH FLOWS]

Year Ended December 31,	*2006*	*2005*	*2004*
Operating activities			
Net loss	$ (67,322,372)	$ (82,554,327)	$ (69,589,232)
Adjustments to reconcile net loss to net cash used in operating activities:			
Amortization of license fee	(22,916,667)	–	–
Stock-based compensation	9,285,402	184,293	536,152
Loss on debt conversion	3,521,236	–	–
Amortization of debt issuance costs	1,483,169	1,504,172	652,981
Depreciation and amortization	972,009	808,599	883,312
Changes in operating assets and liabilities:			
Accounts receivable	(6,518,499)	–	–
Prepaid expenses	(1,398,519)	(5,603)	(1,490,291)
Interest receivable and other assets	237,702	(351,787)	(28,963)
Accounts payable	995,050	(649,592)	1,059,866
Accrued research and development	6,262,136	(136,924)	1,122,809
Accrued interest	68,250	1,250,000	(162,500)
Accrued compensation	(1,183,996)	1,410,393	200,340
Accrued and other liabilities	(519,431)	755,076	203,893
Deferred revenue	50,000,000	–	–
Net cash used in operating activities	(27,034,530)	(77,785,700)	(66,611,633)
Investing activities			
Purchases of short-term investments	(102,945,761)	(200,633,447)	(76,544,056)
Sales and maturities of short-term investments	138,814,368	151,882,055	103,984,437
Purchases of equipment and leasehold improvements	(5,494,454)	(2,977,050)	(302,533)
Net cash provided by (used in) investing activities	30,374,153	(51,728,442)	27,137,848
Financing activities			
Proceeds from the sale of convertible notes	–	193,566,977	–
Proceeds from the exercise of common stock options	1,762,357	2,989,844	2,783,894
Payments on equipment loan	(87,580)	(99,919)	(479,439)
Net cash provided by financing activities	1,674,777	196,456,902	2,304,455
Increase (decrease) in cash and cash equivalents	5,014,400	66,942,760	(37,169,330)
Cash and cash equivalents at beginning of year	82,831,679	15,888,919	53,058,249
Cash and cash equivalents at end of year	$ 87,846,079	$ 82,831,679	$ 15,888,919
Supplemental disclosures of cash flow information			
Interest paid	$ 6,871,927	$ 6,162,886	$ 4,676,472

The accompanying notes are an integral part of these financial statements.

1. Description of Business and Significant Accounting Policies

Description of Business AtheroGenics, Inc. ("AtheroGenics") was incorporated on November 23, 1993 (date of inception) in the State of Georgia to focus on the discovery, development and commercialization of novel therapeutics for the treatment of chronic inflammatory diseases, such as heart disease (atherosclerosis), organ transplant rejection, rheumatoid arthritis and asthma.

Use of Estimates The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents AtheroGenics considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. AtheroGenics' cash equivalents consist primarily of money market accounts, commercial paper, government agency notes and corporate notes on deposit with several financial institutions, and the carrying amounts reported in the balance sheets approximate their fair value.

Short Term Investments Short term investments consist of government agency notes, corporate notes, commercial paper and certificates of deposit with original maturities of greater than three months when purchased.

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. These investments are accounted for in accordance with Statement of Financial Accounting Standards, ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. AtheroGenics has classified all investments as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' (deficit) equity. Realized gains and losses are included in investment income and are determined on a specific identification basis.

Fair Value of Financial Instruments and Concentration of Credit Risk Financial instruments that subject AtheroGenics to concentration of credit risk consist primarily of cash, cash equivalents and short term investments. These assets are maintained by reputable third party financial institution custodians. The carrying values reported in the balance sheets for cash, cash equivalents and short term investments approximate fair values.

Accounts Receivable Accounts receivable consists of billed and unbilled receivables related to the FOCUS (**F**ollow-up **O**f **C**linical Outcomes: The Long-term AGI-1067 Plus **U**sual Care **S**tudy) clinical trial and our license and collaboration agreement with IPR Pharmaceuticals, Inc. ("AstraZeneca"). Unbilled receivables represent amounts due, which have not been billed as of the current balance sheet date. As of December 31, 2006, accounts receivable were $2,985,584 and unbilled receivables were $3,552,308.

Equipment and Leasehold Improvements Equipment and leasehold improvements are stated at cost. Depreciation of computer and lab equipment is computed using the straight line method over the estimated useful lives of three and five years, respectively. Amortization of leasehold improvements is recorded over the shorter of: (a) the estimated useful lives of the related assets; or (b) the lease term.

Research and Development Accrual As part of the process of preparing its financial statements, AtheroGenics is required to estimate expenses that it believes it has incurred, but has not yet been billed for. This process involves identifying services and activities that have been performed by third party vendors on its behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date in its financial statements. Examples of expenses for which AtheroGenics accrues include fees for professional services, such as those provided by certain clinical research organizations and investigators in conjunction with clinical trials, and fees owed to contract manufacturers in conjunction with the manufacture of clinical trial materials. AtheroGenics makes these estimates based upon progress of activities related to contractual obligations and also information received from vendors.

Revenue Recognition AtheroGenics recognizes revenue in accordance with the SEC's Staff Accounting Bulletin ("SAB") No. 101, *Revenue Recognition* in Financial Statements, as amended by Staff Accounting Bulletin No. 104, *Revenue Recognition*, ("SAB 104"). SAB 104 provides guidance in applying U.S. generally accepted accounting principles to revenue recognition issues, and specifically addresses revenue recognition for upfront, nonrefundable fees received in connection with research collaboration agreements.

In accordance with SAB 104, license fees, which are nonrefundable, are recognized when the related license agreements specify that no further efforts or obligations are required of us.

Revenues under the research and development agreement pertaining clinical trials are recognized in accordance with SAB 104 and Emerging Issues Task Force ("EITF") Issue No. 99-19, *Reporting Gross Revenue as a Principal vs. Net as an Agent*. According to the criteria established by EITF Issue No. 99-19, AtheroGenics is the primary obligor of the agreement because it is responsible for the selection, negotiation, contracting and payment of the third party suppliers. In addition, any liabilities resulting from the agreement are the responsibility of AtheroGenics. Research and development revenues are recognized, on a gross basis, as activities are performed under the terms of the related agreement. Revenues that have not been invoiced are reflected as unbilled receivables as described in the accounts receivable note to the financial statements.

Research and Development and Patent Costs Research and development costs, including all related salaries, clinical trial expenses, facility costs and expenditures related to obtaining patents, are charged to expense when incurred.

Stock Based Compensation In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R), *Share-Based Payment*, ("SFAS 123(R)"), which revises SFAS No. 123 *Accounting for Stock-Based Compensation* ("SFAS 123") and supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"). SFAS 123(R) requires that companies recognize expense associated with stock option grants and other equity instruments to employees in the financial statements. SFAS 123(R) was effective January 1, 2006 and applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date.

On January 1, 2006, AtheroGenics adopted SFAS 123(R) using the modified prospective method. For the year ended December 31, 2006, AtheroGenics recorded approximately $9.2 million of employee stock-based compensation expense. As a result of adopting SFAS 123(R), AtheroGenics' net loss per share was impacted $(0.23) for the year ended December 31, 2006. AtheroGenics has a net operating loss carryforward as of December 31, 2006, and therefore no excess tax benefits for tax deductions related to the stock options were recognized. As of December 31, 2006, unamortized stock-based compensation expenses of approximately $23.5 million remain to be recognized over a weighted average period of approximately three years.

AtheroGenics estimated the fair value of stock options granted during the year ended December 31, 2006 using the Black-Scholes option valuation model. AtheroGenics has calculated a 5.66% forfeiture rate based on historical data. The weighed average expected volatility of 64.92% is based on historical volatility of AtheroGenics' common stock. The expected term of five years for the stock options granted is also based on historical data and represents the period of time that stock options granted are expected to be outstanding. The weighted average risk free interest rate of 4.7 % is based on the U.S. Treasury rates in effect at the time of the grant for periods corresponding with the expected term of the options. The weighted average value per share of the options granted during the year ended December 31, 2006 is $7.58.

Prior to the adoption of SFAS 123(R), AtheroGenics accounted for its stock-based compensation expenses under the provision of APB 25 and related interpretations. Under APB 25, if the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense was recognized. AtheroGenics had adopted the provisions of SFAS 123 as amended by SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, using pro forma disclosure only.

The following table illustrates the effect on net loss and net loss per share as if the fair value based method had been applied to all outstanding and unvested options in each period, based on the provisions of SFAS 123 and SFAS 148.

	2005	*2004*
Net loss, as reported	$ (82,554,327)	$ (69,589,232)
Add: Stock-based employee compensation expense included in reported net loss	—	57,511
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(8,764,619)	(6,125,770)
Pro forma net loss	$ (91,318,946)	$ (75,657,491)
Net loss per share:		
Basic and diluted, as reported	$ (2.19)	$ (1.88)
Basic and diluted, pro forma	$ (2.42)	$ (2.04)

The fair value for these options (which are granted with an exercise price equal to fair market value on the grant date) was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2005	*2004*
Expected life	5 years	5 years
Risk-free interest rate	4.21%	4.25%
Volatility	77.75%	78.67%
Fair value of grants	$ 8.80	$ 15.27

Income Taxes The liability method is used in accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

Comprehensive Income (Loss) AtheroGenics computes comprehensive income (loss) in accordance with SFAS No. 130, *Reporting Comprehensive Income* ("SFAS 130"). SFAS 130 establishes standards for the reporting and display of comprehensive income (loss) and its components in the financial statements. Comprehensive income (loss), as defined, includes all changes in equity during a period from non owner sources, such as unrealized gains and losses on available for sale securities. Comprehensive loss was $67,161,749, $82,667,971 and $69,639,434 for the years ended December 31, 2006, 2005 and 2004, respectively.

Recently Issued Accounting Standards In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is required to be adopted on January 1, 2007. AtheroGenics does not expect the adoption of FIN 48 to have a material impact on its results of operations.

2. Collaborations

In 2005, AtheroGenics announced a license and collaboration agreement with AstraZeneca for the global development and commercialization of AGI-1067. Under the terms of the agreement, AtheroGenics received an upfront nonrefundable license fee of $50 million and, subject to the achievement of specific milestones including a successful outcome in ARISE (**A**ggressive **R**eduction of **I**nflammation **S**tops **E**vents), AtheroGenics will be eligible for development and regulatory milestones of up to an aggregate of $300 million. The agreement also provides for progressively demanding sales performance related milestones of up to an additional $650 million in the aggregate. In addition, AtheroGenics will also receive royalties on product sales. AstraZeneca is responsible for supplying all of the manufacturing, packaging and labeling. AstraZeneca has the right to terminate the license and collaboration agreement at specified periods. The upfront nonrefundable license payment will be recognized on a straight-line basis over the 24 month period that AtheroGenics estimates it is obligated to provide services to the licensee. In 2006, revenues were approximately $22.9 million related to the amortization of the upfront license fee from AstraZeneca.

In the second half of 2006, AtheroGenics was engaged by AstraZeneca to conduct FOCUS. FOCUS is a follow-up Phase III clinical trial for patients exiting ARISE, designed to collect extended safety information. The trial could last two years beyond ARISE. In 2006, research and development revenues were approximately $8.8 million related to services performed for AstraZeneca related to the FOCUS clinical trial.

In 2004, AtheroGenics announced a collaboration with Astellas Pharma Inc. (Formerly known as Fujisawa Pharmaceutical Co., Ltd.) to develop AGI-1096 as an oral treatment for the prevention of organ transplant rejection. Under the agreement, AtheroGenics agreed to collaborate with Astellas to conduct preclinical and early stage clinical development trials, with Astellas funding all development costs during the term of the agreement. Astellas received an option to negotiate for late stage development and commercial rights to the compound. In February 2006, AtheroGenics extended the collaboration with Astellas.

3. Short-Term Investments

Short term investments consist of debt securities classified as available for sale and have maturities greater than 90 days from the date of acquisition. AtheroGenics has invested primarily in corporate notes and commercial paper, all of which have a minimum investment rating of A1/P1, and government agency notes. There were no realized gains or losses from the sale of investments for the year ended December 31, 2006. The realized loss from the sale of investments was $11,768 for the year ended December 31, 2005. The cumulative unrealized gains were $7,682 at December 31, 2006 and the cumulative unrealized losses were $152,941 at December 31, 2005.

The following table summarizes the estimated fair value of AtheroGenics' short-term investments:

December 31,	*2006*	*2005*
Government agency notes	$ 28,739,955	$ 37,216,713
Commercial paper	22,715,730	14,708,628
Corporate notes	12,509,175	46,246,424
Certificate of deposit	—	1,501,079
Total	$ 63,964,860	$ 99,672,844

All available-for-sale securities held at December 31, 2006 will mature during 2007.

4. Equipment and Leasehold Improvements

Equipment and leasehold improvements consist of the following:

December 31,	*2006*	*2005*
Construction-in-progress	$ 5,429,178	$ 1,877,596
Laboratory equipment	3,382,243	2,564,319
Leasehold improvements	3,244,412	1,959,129
Computer and office equipment	2,349,797	1,757,905
	14,405,630	8,158,949
Accumulated depreciation and amortization	(4,720,665)	(4,050,487)
Net equipment and leasehold improvements	$ 9,684,965	$ 4,108,462

In March 2005, AtheroGenics had committed to purchase certain commercial manufacturing equipment for AGI-1067, to be delivered in 2006. In March 2006, AstraZeneca assumed this commitment, and the costs are shared equally between AtheroGenics and AstraZeneca, subject to a limit on AtheroGenics' portion, as part of the joint license and collaboration agreements that were signed in December 2005. AtheroGenics expects that its portion of the cost of the equipment and the construction, installation and start-up costs related to the equipment will be approximately $9.0 million over the life of the project. Under the terms of the license agreement this amount may be reimbursed by AstraZeneca when certain termination rights expire. As of December 31, 2006, approximately $5.4 million has been recorded in construction-in-progress for this equipment.

5. Convertible Notes Payable

In August 2003, AtheroGenics issued $100,000,000 in aggregate principal amount of 4.5% convertible notes due September 1, 2008 with interest payable semi-annually in March and September. Net proceeds to AtheroGenics were approximately $96,700,000, after deducting expenses and underwriter's discounts and commissions. The issuance costs related to the notes are recorded as debt issuance costs and other assets and are being amortized to interest expense over the five-year life of the notes. The notes may be converted into shares of AtheroGenics' common stock, at the option of the holder, prior to the close of business on September 1, 2008 at a conversion rate of 65.1890 shares per $1,000 principal amount of notes, representing a conversion price of approximately $15.34. In January 2006, AtheroGenics exchanged $14.0 million in aggregate principal amount of the 4.5% convertible notes for approximately 1.1 million shares of AtheroGenics common stock. In accordance with SFAS No. 84, *Induced Conversion of Convertible Debt*, this transaction resulted in a non-cash charge of approximately $3.5 million related to the premium paid in excess of the conversion price in order to induce conversion of the notes and the write-off of the portion of debt issuance costs attributable to the notes converted. This amount is recorded as other expense in the statements of operations.

In January 2005, AtheroGenics issued $200,000,000 in aggregate principal amount of 1.5% convertible notes due February 1, 2012 with interest payable semi-annually in February and August. Net proceeds to AtheroGenics were approximately $193,600,000, after deducting expenses and underwriter's discounts and commissions. The issuance costs related to the notes are recorded as debt issuance costs and other assets and are being amortized to interest expense over the seven-year life of the notes. The 1.5% convertible notes may be converted into shares of AtheroGenics' common stock, at the option of the holder, at a conversion rate of 38.5802 shares per $1,000 principal amount of notes, which represents a conversion price of approximately $25.92.

The conversion rate for both series of notes is subject to adjustment for stock dividends and other dilutive transactions. In addition, AtheroGenics' Board of Directors may, to the extent permitted by applicable law, increase the conversion rate provided that the Board of Directors has determined that such increase is in the best interest of AtheroGenics and such increase remains effective for a period of at least twenty days. AtheroGenics may also be required to redeem the notes on an accelerated basis if AtheroGenics defaults on certain other debt obligations or if AtheroGenics common stock or consideration received in exchange for such common stock is not tradable on a national securities exchange or system of automated quotations.

As of December 31, 2006, AtheroGenics has reserved a total of 13,322,307 shares of common stock for future issuance in connection with the 4.5% convertible notes and the 1.5% convertible notes. In addition, as of December 31, 2006, there was approximately $1,290,000 of accrued interest related to the 4.5% convertible notes, which is due March 1, 2007, and $1,250,000 of accrued interest related to the 1.5% convertible notes, which is due February 1, 2007.

Maturities of long-term debt as of December 31, 2006 are as follows:

2008	$ 86,000,000
2012	200,000,000
	$ 286,000,000

6. Net Loss Per Share

SFAS No. 128, *Earnings per Share*, requires presentation of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed in the same manner as basic earnings per share except that diluted earnings per share reflects the potential dilution that would occur if outstanding options, warrants and convertible notes payable were exercised.

During all periods presented, AtheroGenics had securities outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive. These outstanding securities consist of the following at the dates indicated:

Year ended December 31,	*2006*	*2005*	*2004*
Shares underlying convertible notes	13,322,307	14,234,953	6,518,904
Options	6,521,524	4,375,632	4,955,801
Warrants	82,436	82,436	142,310
Total	19,926,267	18,693,021	11,617,015
Weighted average conversion price of shares underlying convertible notes	$ 21.47	$ 22.39	$ 15.34
Weighted average exercise price of options	$ 11.73	$ 11.17	$ 10.20
Weighted average exercise price of warrants	$ 5.64	$ 5.64	$ 4.78

Because AtheroGenics reported a net loss for all periods presented, shares associated with stock options, warrants and the convertible notes are not included because they are antidilutive. Basic and diluted net loss per share amounts are the same for the periods presented.

7. Common Stock

In November 2001, AtheroGenics' Board of Directors adopted a Shareholder Rights Plan, declaring a dividend distribution of one common stock purchase right on each outstanding share of its common stock. Until the rights become exercisable, the rights will trade automatically with the common stock of AtheroGenics and separate rights certificates will not be issued. Under the rights plan, each right consists of an initial right and subsequent rights. Initial rights will be exercisable only if a person or group acquires 15% or more of AtheroGenics' common stock, whether through open market or private purchases or consummation of a tender or exchange offer. If, following the exercise of initial rights, a person or group again acquires 15% or more of AtheroGenics' common stock, or a person or group who had previously acquired 15% or more of AtheroGenics' common stock acquires an additional 10% or more of the common stock, the subsequent rights become exercisable. Each right will initially entitle shareholders to buy eight shares of common stock at an exercise price equal to 20% of the then current market value of the common stock, calculated and adjusted according to the terms of the rights plan. The number of shares that can be purchased upon exercise will increase as the number of shares held by the bidder increases.

If AtheroGenics is acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of the acquiring company's shares equal in value to those obtainable if the rights were exercisable in AtheroGenics' common stock.

The rights are intended to enable all shareholders to realize the long-term value of their investment in AtheroGenics. They will not prevent a takeover, but should encourage anyone seeking to acquire AtheroGenics to negotiate with the Board of Directors prior to attempting a takeover. The Board of Directors may redeem any non-exercisable rights at any time at its option at a redemption price of $.0001 per right. The rights plan expires at the close of business on November 8, 2011.

8. Stock Options and Warrants

During 1997, AtheroGenics established an equity ownership plan (the "1997 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 1997 Plan, as amended, authorizes the grant of options for up to 3,724,416 shares of AtheroGenics' common stock. As of December 31, 2006, AtheroGenics had 1,483,127 shares of common stock reserved for issuance under the 1997 Plan in connection with outstanding options or future grants. The 1997 Plan allows for grants of non qualified options, incentive stock options and shares of restricted stock. Non qualified options granted under the 1997 Plan may vest immediately for non employees, but vest over a four year period for employees. Incentive stock options generally vest over four years.

During 2001, AtheroGenics established an equity ownership plan (the "2001 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 2001 Plan authorizes the grant of options for up to 2,000,000 shares of AtheroGenics' common stock. As of December 31, 2006, AtheroGenics had 1,563,464 shares of common stock reserved for issuance under the 2001 Plan in connection with outstanding options or future grants. The terms of the 2001 Plan are substantially similar to the terms of the 1997 Plan.

During 2004, AtheroGenics established an equity ownership plan (the "2004 Plan") whereby options to purchase AtheroGenics' common stock may be granted to employees, directors, consultants or contractors with exercise prices not less than the fair value of the shares on the dates of grant. The 2004 Plan authorizes the grant of options for up to 4,500,000 shares of AtheroGenics' common stock. As of December 31, 2006, AtheroGenics had 4,484,000 shares of common stock reserved for issuance under the 2004 Plan in connection with outstanding options or future grants. The terms of the 2004 Plan are substantially similar to the terms of the 2001 Plan and the 1997 Plan.

A summary of stock option activity under previous plans, the 1997 Plan, the 2001 Plan and the 2004 Plan follows:

	Number of Shares	*Weighted Average Exercise Price*	*Weighted Average Remaining Contractual Life*	*Aggregate Intrinsic Value*
Outstanding at January 1, 2004	4,403,179	$ 6.27		
Granted	1,166,125	23.16		
Exercised	(496,908)	5.72		
Canceled	(116,595)	10.23		
Outstanding at December 31, 2004	4,955,801	10.20		
Granted	317,900	13.46		
Exercised	(727,178)	4.11		
Canceled	(170,891)	17.49		
Outstanding at December 31, 2005	4,375,632	11.17		
Granted	2,548,347	12.84		
Exercised	(224,249)	7.86		
Canceled	(178,206)	18.71		
Outstanding at December 31, 2006	6,521,524	$11.73	7.25	$ 12,871,106
Vested and expected to vest at December 31, 2006	6,258,895	$11.66	7.16	$ 12,871,091
Exercisable at December 31, 2006	3,434,055	$ 9.38	5.50	$ 12,869,460

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $2,036,178, $9,796,231 and $10,136,467, respectively. Cash received from option exercises during the years ended December 31, 2006, 2005 and 2004 was $1,762,357, $2,989,844 and $2,783,894, respectively. AtheroGenics has a net operating loss carryforward as of December 31, 2006, and therefore no excess tax benefits for tax deductions related to the stock options were recognized.

The following table summarizes information concerning currently outstanding and exercisable options granted under the 1997 Plan, the 2001 Plan and the 2004 Plan as of December 31, 2006.

	Options Outstanding			*Options Exercisable*	
Exercise Price	*Number Outstanding*	*Weighted Average Remaining Years*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercise Price*
$ .30 - $7.41	1,932,568	4.01	$3.36	1,932,568	$3.36
7.55 - 13.29	1,725,905	9.35	10.55	294,535	10.00
13.72 - 15.78	1,710,819	8.31	15.22	598,613	14.75
15.98 - 32.95	1,152,232	7.96	22.33	608,339	22.93
.30 - 32.95	6,521,524	7.25	11.73	3,434,055	9.38

During 2006, 2005 and 2004, AtheroGenics recorded a total of $46,410, $184,293 and $478,641, respectively, of amortization of deferred stock compensation related to options and warrants which had been granted to non-employees in prior years. At December 31, 2006, warrants to purchase 56,000 shares of AtheroGenics' common stock remain outstanding which were issued in connection with a license agreement in 2001.

9. Employee Benefit Plan

AtheroGenics has a defined contribution plan covering eligible employees, which is qualified under Section 401(k) of the Internal Revenue Code ("IRC"). Under the provisions of the plan, eligible participating employees may elect to contribute up to the maximum amount of tax deferred contribution allowed by the IRC. AtheroGenics may make a discretionary contribution. During 2006, AtheroGenics matched 50% of employees' contributions, up to a maximum of 6% of the employees' annual base compensation. AtheroGenics' contributions to the plan for 2006, 2005 and 2004 aggregated $261,098, $237,652 and $204,094, respectively. AtheroGenics' stock is not an eligible investment under this plan.

10. Income Taxes

AtheroGenics' income tax expense was $0 for years ended December 31, 2006, 2005 and 2004. The primary factors causing income tax expense to be different than the federal statutory rates are as follows:

Year Ended December 31,	*2006*	*2005*	*2004*
Incomes tax benefit at statutory rate	$ (22,889,606)	$ (28,068,471)	$ (23,660,339)
Incentive stock options	2,132,144	–	–
State income tax benefit net of federal tax benefit	(2,416,408)	(3,269,151)	(2,783,569)
Other	9,695	(136,356)	571,433
General business credit	(2,663,331)	(2,965,400)	(2,247,414)
Valuation allowance	25,827,506	34,439,378	28,119,889
Income tax expense	$ –	$ –	$ –

At December 31, 2006, AtheroGenics had net operating loss carryforwards and research and development credit carryforwards of $331,931,971 and $12,023,544, respectively, for income tax purposes, which both begin to expire in 2010. The significant components of the deferred tax assets are:

December 31,	*2006*	*2005*
Net operating loss carryforwards	$ 125,480,818	$ 113,542,150
Research credits	12,023,544	9,360,213
Deferred revenue	10,280,833	—
Deferred stock compensation	1,380,850	501,775
Other	462,546	396,947
Total deferred tax assets	149,628,591	123,801,085
Valuation allowance	(149,628,591)	(123,801,085)
Net deferred tax assets	$ –	$ –

Because of AtheroGenics' lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased $25,827,506 and $36,009,472 in 2006 and 2005 as follows:

December 31,	*2006*	*2005*
Deferred tax valuation allowance at beginning of year	$ 123,801,085	$ 87,791,613
Change in cumulative tax differences	25,827,506	34,439,378
Excess tax benefit from disqualifying disposition of incentive stock options	–	1,570,094
Deferred tax valuation allowance at end of year	$ 149,628,591	$ 123,801,085

AtheroGenics' net operating loss carryforwards and research and development credit carryforwards may be subject to certain IRC Section 382 and Section 383 limitations on annual utilization in the event of changes in ownership. These limitations could significantly reduce the amount of the net operating loss carryforwards available in the future. The utilization of the carryforwards is dependent upon the timing and extent of AtheroGenics' future profitability. The annual limitations combined with the expiration dates of the carryforwards may prevent the utilization of all of the net operating loss and research and development credit carryforwards if AtheroGenics does not attain sufficient profitability by the expiration dates of the carryforwards.

11. Commitments and Contingencies

On June 19, 1998, AtheroGenics entered into a ten year operating lease for office and laboratory space through March 1, 2009. Monthly lease payments of approximately $89,400 began March 2, 1999, the date occupancy commenced. These payments are subject to increases during each successive 12 month period based on changes in the Consumer Price Index ("CPI"). Future increases in monthly lease payments due to increases in the CPI are considered to be contingent rentals, and, therefore, will be charged to expense over the lease term as they become payable. AtheroGenics may extend the lease term for two successive five year periods. AtheroGenics' other operating lease obligations are not significant.

At December 31, 2006, AtheroGenics' minimum aggregate commitments under long term, non cancelable operating leases are as follows:

2007	1,381,773
2008	1,237,098
2009	209,402
2010	1,755
Thereafter	–
	$ 2,830,028

Net rent expense under operating leases amounted to $1,351,190, $1,161,682 and $1,050,333 in 2006, 2005 and 2004, respectively.

In March 2006, AtheroGenics and AstraZeneca agreed to purchase certain commercial manufacturing equipment. The costs are shared equally between AtheroGenics and AstraZeneca, subject to a limit on AtheroGenics' portion, as part of the joint license and collaboration agreements that were signed in December 2005. AtheroGenics expects that its portion of the cost of the equipment and the construction, installation and start-up costs related to the equipment will be approximately $9.0 million over the life of the project. Under the terms of the license agreement this amount may be reimbursed by AstraZeneca when certain termination rights expire.

12. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations:

Year Ended December 31, 2006	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Revenues	$ 4,166,667	$ 6,250,000	$ 10,292,683	$ 10,965,495
Operating loss	(15,801,288)	(13,369,049)	(14,625,330)	(20,757,940)
Net loss	(19,224,807)	(13,056,223)	(14,373,320)	(20,668,022)
Net loss per share data:				
Basic and diluted	(0.49)	(0.33)	(0.36)	(0.52)

Year Ended December 31, 2005	*1st Quarter*	*2nd Quarter*	*3rd Quarter*	*4th Quarter*
Operating loss	$ (17,975,888)	$ (21,612,599)	$ (22,541,263)	$ (18,199,485)
Net loss	(18,631,557)	(22,205,379)	(23,057,352)	(18,660,039)
Net loss per share data:				
Basic and diluted	(0.50)	(0.59)	(0.61)	(0.49)

Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

[REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL]

The Board of Directors and Shareholders of AtheroGenics, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that AtheroGenics, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AtheroGenics, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that AtheroGenics, Inc. maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, AtheroGenics, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of AtheroGenics, Inc. as of December 31, 2006 and 2005, and the related statements of operations, shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 7, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
March 7, 2007

[REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS]

The Board of Directors and Shareholders of AtheroGenics, Inc.

We have audited the accompanying balance sheets of AtheroGenics, Inc. as of December 31, 2006 and 2005, and the related statements of operations, shareholders' (deficit) equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AtheroGenics, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the accompanying financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AtheroGenics, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Atlanta, Georgia
March 7, 2007

[MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING]

Management of AtheroGenics, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. AtheroGenics' internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. AtheroGenics' internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of AtheroGenics;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of AtheroGenics are being made only in accordance with authorizations of management and directors of AtheroGenics; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of AtheroGenics' assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including AtheroGenics' principal executive officer and principal financial officer, assessed the effectiveness of AtheroGenics' internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment and those criteria, management believes that AtheroGenics maintained effective internal control over financial reporting as of December 31, 2006.

AtheroGenics' independent registered public accounting firm has issued an attestation report on management's assessment of AtheroGenics' internal control over financial reporting which is included herein.

[MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES]

Common Stock Information

Our common stock is traded on the Nasdaq National Market under the symbol "AGIX." The following table sets forth the range of high and low reported last sale price per share of our common stock as quoted on the Nasdaq National Market for each period indicated.

	Common Stock	
	High	*Low*
Year Ended December 31, 2006		
First quarter	$ 20.67	$ 15.00
Second quarter	16.18	12.53
Third quarter	14.17	12.23
Fourth quarter	15.21	9.91
Year Ended December 31, 2005		
First quarter	$ 20.61	$ 13.00
Second quarter	16.87	10.66
Third quarter	18.25	15.76
Fourth quarter	21.14	14.42

As of March 2, 2007, there were approximately 16,200 holders of our common stock. This number includes beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

[STOCK PERFORMANCE GRAPH]

The following graph shows the total shareholder return of an investment of $100 in cash in AtheroGenics' common stock from December 31, 2001 through December 31, 2006, compared to the total return of the same investment in the Nasdaq Composite (U.S.) Index and the Nasdaq Index Biotech for that same period. All values assume reinvestment of the full amount of all dividends, although dividends have never been declared on AtheroGenics' common stock.



AtheroGenics, Inc.
Nasdaq Composite (U.S.) Index
Nasdaq Index - Biotech
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
AtheroGenics, Inc.	$100.00	$122.48	$245.62	$389.43	$330.75	$163.81
Nasdaq Composite (U.S.) Index	$100.00	$ 68.48	$102.72	$111.54	$113.07	$123.84
Nasdaq Index – Biotech	$100.00	$ 54.68	$ 79.69	$ 84.57	$ 86.97	$ 87.86

Dividend Policy

We have never declared or paid any dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance our operations and do not anticipate paying any cash dividends on our capital stock in the foreseeable future.

[CORPORATE INFORMATION]

Board of Directors

Michael A. Henos
Chairman of the Board,
AtheroGenics
Managing Partner,
Alliance Technology Ventures

R. Wayne Alexander, M.D., Ph.D.[2,3]
Scientific Co-Founder,
AtheroGenics
Chairman, Department of
Medicine, Emory University
School of Medicine

Samuel L. Barker, Ph.D.[2,3]
Founder,
Clearview Projects, Inc.

David Bearman[1]
Executive Vice President
and Chief Financial Officer,
Hughes Supply, Inc.

Vaughn D. Bryson[2]
President, Clinical Products, Inc
Retired President and
Chief Executive Officer,
Eli Lilly and Company

T. Forcht Dagi, M.D.[1]
General Partner,
HLM Venture Partners

Margaret E. Grayson[1]
President,
Grayson & Associates

Russell M. Medford, M.D., Ph.D.
President, Chief Executive Officer
and Co-Founder,
AtheroGenics

Arthur M. Pappas[1,3]
Chairman and
Chief Executive Officer
A.M. Pappas & Associates

William A. Scott, Ph.D.[3]
Consultant
Former Senior Vice President,
Bristol-Myers Squibb

1 Member, Audit Committee
2 Member, Compensation Committee
3 Member, Corporate Governance and Nominating Committee

Company Officers

Russell M. Medford, M.D., Ph.D.
President, Chief Executive Officer
and Scientific Co-Founder

Mark P. Colonnese
Executive Vice President,
Commercial Operations and
Chief Financial Officer

Robert A. D. Scott, M.D.
Executive Vice President,
Research and Development
and Chief Medical Officer

Joseph M. Gaynor, Jr.
Senior Vice President
and General Counsel
Corporate Secretary

W. Charles Montgomery, Ph.D.
Senior Vice President,
Business Development
and Alliance Management

Charles A. Deignan
Vice President, Finance and
Administration and Principal
Accounting Officer

SEC Form 10-K

Shareholders of record may obtain without charge a copy of our annual report on Form 10-K for the year ended December 31, 2006, as filed with the Securities and Exchange Commission, by writing to:

Investor Relations Department
AtheroGenics, Inc
8995 Westside Parkway
Alpharetta, GA 30004

A copy of AtheroGenics' annual report on Form 10-K is also available without charge at AtheroGenics' website: www.atherogenics.com

Stock Information

Stock symbol – AGIX
Trading market – NASDAQ

Investor Relations

Donna L. Glasky
AtheroGenics, Inc
8995 Westside Parkway
Alpharetta, GA 30004
Telephone: 678-336-2500
Facsimile: 678-336-2501
Email: investor@atherogenics.com
Website: www.atherogenics.com

Transfer Agent

American Stock Transfer & Trust
Shareholder Services Department
40 Wall Street, 46th Floor
New York, NY 10005
Telephone: 800-937-5449

Independent Registered Public Accounting Firm

Ernst & Young LLP
600 Peachtree Street, Ste. 2800
Atlanta, GA 30308

Annual Meeting

Annual Meeting of Shareholders
Thursday, May 17, 2007
9:00 a.m. Eastern (EDT)
The Westin Buckhead Atlanta
3391 Peachtree Road
Atlanta, GA 30326

Designed and produced by Mentus, San Diego, California. www.mentus.com


SEIZING OPPORTUNITIES


ATHEROGENICS, INC.

8995 Westside Parkway
Alpharetta, GA 30004
www.atherogenics.com

END